Filed by TrustCo Bank Corp NY
                                Pursuant to Rule 425 under the Securities Act of
                                   1933 and deemed filed  pursuant to Rule 14d-2
                                          of the Securities Exchange Act of 1934
         Subject Companies:  Cohoes Bancorp, Inc.(Commission File No. 000-25027)
                   and Hudson River Bancorp, Inc.(Commission File No. 000-24187)

TRUSTCO
Bank Corp NY                                                    News Release
192 Erie Boulevard, Schenectady, New York, 12305
--------------------------------------------------------------------------------
(518) 377-3311   Fax: (518) 381-3668

Subsidiary:  Trustco Bank                                       NASDAQ -- TRST


             Contact:        William F. Terry
                             Secretary
                             518-381-3611



FOR IMMEDIATE RELEASE:



              TRUSTCO ANNOUNCES TERMINATION OF EXCHANGE OFFERS FOR
            COHOES BANCORP, INC. AND HUDSON RIVER BANCORP, INC., AND
                HALTS PROXY SOLICITATION FOR ALTERNATIVE DIRECTOR
                    SLATE FOR COHOES ANNUAL MEETING ELECTION


Schenectady, New York - November 27, 2000

     Robert A. McCormick, President and Chief Executive Officer of TrustCo Bank Corp NY, today announced several actions based on the proposed Cohoes Bancorp, Inc. and Hudson River Bancorp, Inc. merger. "As a result of our efforts since the first Cohoes/Hudson River deal was announced in April, the present $19.50 proposal will result in the creation of approximately $69 million in added wealth for the Cohoes shareholders. Since our fellow Cohoes shareholders are now expected to receive ample compensation for their Cohoes stock, we are taking action today to withdraw our exchange offers for both Cohoes and Hudson River. Also, we are halting our solicitation of proxies to elect our four nominees to the Cohoes Board of Directors, and we will deliver the proxies we have received to Cohoes. None of our nominees intend to serve as Cohoes directors if they are elected. We will continue to review various options open to us."

     TrustCo is a $2.4 billion bank holding company and through its subsidiary banks, Trustco Bank, National Association, and Trustco Savings Bank, operates 54 bank offices in Albany, Columbia, Greene, Montgomery, Rensselaer, Saratoga, Schenectady, Schoharie, Warren, and Washington counties. In addition, Trustco Bank, National Association operates a full service Trust Department with $1.34 billion of assets under management.

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